UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

RiskOn International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

27888N406

(CUSIP Number)

Milton C. Ault, III

AULT ALLIANCE, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Ault Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 489,757(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 489,757(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,757(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.07%
14	TYPE OF REPORTING PERSON OO

(1)	Represents shares of common stock owned by the Reporting Person. Excludes 1,274,000 shares of common stock issuable upon conversion of 882 shares of Series A Convertible Redeemable Preferred Stock owned by the Reporting Person and shares of common stock that may be issued to the Reporting Person in lieu of cash for dividend payments. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of shares of common stock of the Issuer outstanding at the time of conversion.

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1	NAME OF REPORTING PERSONS Ault Alliance, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,320,005(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,320,005(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,320,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.02%
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 29,580,392 shares of common stock that may be issuable upon conversion of 603.44 shares of Series D Convertible Preferred Stock owned by the Reporting Person, (ii) 489,757 shares of common stock owned by Ault Lending, LLC and (iii) 249,856 shares of common stock that may be issuable upon conversion of approximately 187.39 shares of Series B Convertible Preferred Stock owned by the Reporting Person. Excludes 11,266,810 additional shares of common stock that may be issuable upon conversion of approximately 8,450.11 additional shares of Series B Convertible Preferred Stock owned by the Reporting Person due to Nasdaq rules and regulations. The Series B Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series B Convertible Preferred Stock was issued. Until such time as the issuance of all such possible shares of common stock upon conversion of the Series B Convertible Preferred Stock is approved by the Issuer’s shareholders, the Reporting Person, along with other holders of preferred stock issued in the transaction that closed on March 6, 2023, are prohibited from converting the Series B Convertible Preferred Stock (and other securities beneficially owned by the Reporting Person) into more than 19.9% of the total number of shares of common stock of the Issuer outstanding as of March 6, 2023.

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1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500(1)
	8	SHARED VOTING POWER 30,355,480(2)
	9	SOLE DISPOSITIVE POWER 2,500(1)
	10	SHARED DISPOSITIVE POWER 30,355,480(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30.357.980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.13%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of common stock owned by the Reporting Person. Excludes 433,333 shares of common stock issuable upon conversion of 325 shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision. The Series C Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series C Convertible Preferred Stock was issued.
(2)	Represents (i) 29,580,392 shares of common stock that may be issuable upon conversion of 603.44 shares of Series D Convertible Preferred Stock owned by Ault Alliance, Inc., (ii) 489,757 shares of common stock owned by Ault Lending, LLC, (iii) 249,856 shares of common stock that may be issuable upon conversion of approximately 187.39 shares of Series B Convertible Preferred Stock owned by Ault Alliance, Inc., and (iv) 35,475 shares of common stock owned by Ault Alpha LP. Excludes (X) 11,266,810 additional shares of common stock that may be issuable upon conversion of approximately 8,450.11 additional shares of Series B Convertible Preferred Stock, (Y) 1,274,000 shares of common stock issuable upon conversion of 882 shares of Series A Convertible Redeemable Preferred Stock owned by Ault Lending, LLC due to a 4.99% beneficial ownership blocker provision and (Z) and shares of common stock that may be issued to the Reporting Person in lieu of cash for dividend payments. The Series B Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series B Convertible Preferred Stock was issued.

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1	NAME OF REPORTING PERSONS Henry C.W. Nisser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 182,871(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 182,871(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,978,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of common stock that may be issuable upon conversion of approximately 137.15 shares of Series C Convertible Preferred Stock. Excludes 17,129 additional shares of common stock that may be issuable upon conversion of approximately 12.85 additional shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision. The Series C Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series C Convertible Preferred Stock was issued.

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The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”) on March 10, 2023 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of RiskOn International, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 303 Pearl Parkway, Suite 200, San Antonio, TX 78215.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 882 shares of Series A Convertible Redeemable Preferred Stock currently owned by Ault Lending were purchased from the Issuer for $8.82 million with working capital. 388,661 of the Shares owned by Ault Lending were purchased with its working capital. Ault Lending expended an aggregate of $366,615.78 for the purchase of the Shares. The remaining 101,096 Shares owned by Ault Lending were acquired upon the conversion of shares of Series A Convertible Redeemable Preferred Stock as well as received as payment of dividends in Shares on the shares of Series A Convertible Redeemable Preferred Stock.

The shares of Series B Convertible Preferred Stock owned by AAI, as well as the shares of Series C Convertible Preferred Stock owned by Messrs. Ault and Nisser, were issued to them in exchange for shares of common stock of BitNile.com, Inc. owned by AAI and Messrs. Ault and Nisser, respectively, pursuant to the Share Exchange Agreement dated February 8, 2023. Such arrangements are discussed in further detail in the second and third paragraphs of Item 6 and are incorporated herein by reference. The consideration exchanged for the shares of Series C Convertible Preferred Stock owned by Messrs. Ault and Nisser is valued at $325 and $150, respectively (based on the initial purchase price of the shares of common stock of BitNile.com, Inc.).

The shares of Series D Convertible Preferred Stock owned by AAI were issued to it in exchange for cancellation of $15,085,930.69 of cash advances made by AAI to the Issuer between January 1, 2023 and November 9, 2023, pursuant to the Securities Purchase Agreement dated November 14, 2023. Such arrangements are discussed in further detail in the seventh paragraph of Item 6 and are incorporated herein by reference.

The 2,500 Shares purchased by Milton C. Ault, III were purchased with personal funds. Mr. Ault expended an aggregate of $1,972.01 for the purchase of the Shares. The 35,475 Shares purchased by Ault Alpha LP were purchased with its working capital. Ault Alpha LP expended an aggregate of $28,882.53 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 3,481,886 Shares outstanding, which is the total number of Shares outstanding as of November 16, 2023, as reported by the Issuer to the Reporting Persons.

A.	Ault Lending, LLC

(a)	As of the date hereof, Ault Lending beneficially owns 489,757 Shares owned by the Reporting Person. Excludes (X) 1,274,000 shares of common stock issuable upon conversion of 882 shares of Series A Convertible Redeemable Preferred Stock owned by the Reporting Person and (Y) shares of common stock that may be issued to the Reporting Person in lieu of cash for dividend payments. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in the Reporting Person beneficially owning more than 4.99% of the total number of shares of common stock of the Issuer outstanding at the time of conversion.

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Percentage: 4.99%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 180,360

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 180,360

(c)	Ault Lending has not entered into any transactions in the Shares during the past sixty days.

B.	Ault Alliance, Inc.

(a)	As of the date hereof, the Reporting Person may be deemed to beneficially own 30,320,005 Shares, representing (i) 29,580,392 shares of common stock that may be issuable upon conversion of 603.44 shares of Series D Convertible Preferred Stock owned by the Reporting Person, (ii) 489,757 shares of common stock owned by Ault Lending and (iii) 249,856 shares of common stock that may be issuable upon conversion of approximately 187.39 shares of Series B Convertible Preferred Stock owned by the Reporting Person. Excludes (X) 11,266,810 additional shares of common stock that may be issuable upon conversion of approximately 8,450.11 additional shares of Series B Convertible Preferred Stock owned by the Reporting Person due to Nasdaq rules and regulations, (Y) 1,274,000 shares of common stock issuable upon conversion of 882 shares of Series A Convertible Redeemable Preferred Stock owned by Ault Lending and (Z) shares of common stock that may be issued to Ault Lending in lieu of cash for dividend payments. The Series B Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series B Convertible Preferred Stock was issued. Until such time as the issuance of all such possible shares of common stock upon conversion of the Series B Convertible Preferred Stock is approved by the Issuer’s shareholders, the Reporting Person, along with other holders of preferred stock issued in the transaction that closed on March 6, 2023, are prohibited from converting the Series B Convertible Preferred Stock (and other securities beneficially owned by the Reporting Person) into more than 19.9% of the total number of shares of common stock of the Issuer outstanding as of March 6, 2023. AAI may be deemed to beneficially own the Shares beneficially owned by Ault Lending by virtue of its relationship with Ault Lending as described in Item 2.

Percentage: 91.02%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 30,320,005

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 30,320,005

(c)	AAI has not entered into any transactions in the Shares during the past sixty days, except for the acquisition of 603.44 shares of Series D Convertible Preferred Stock on November 15, 2023 directly from the Issuer, which were acquired in exchange for the cancellation of $15,085,930.69 of cash advances made by AAI to the Issuer between January 1, 2023 and November 9, 2023.

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C.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 30,357,980 Shares, representing (i) 29,580,392 shares of common stock that may be issuable upon conversion of 603.44 shares of Series D Convertible Preferred Stock owned by AAI, (ii) 489,757 shares of common stock owned by Ault Lending, (iii) 249,856 shares of common stock that may be issuable upon conversion of approximately 187.39 shares of Series B Convertible Preferred Stock owned by AAI, (iv) 35,475 shares of common stock owned by Ault Alpha LP, and (v) 2,500 shares of common stock owned by the Reporting Person. Excludes (W) 11,266,810 additional shares of common stock that may be issuable upon conversion of approximately 8,450.11 additional shares of Series B Convertible Preferred Stock owned by AAI due to Nasdaq rules and regulations, (X) 1,274,000 shares of common stock issuable upon conversion of 882 shares of Series A Convertible Redeemable Preferred Stock owned by Ault Lending, (Y) 433,333 Shares that may be issuable upon conversion of 325 shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision and (Z) shares of common stock that may be issued to Ault Lending in lieu of cash for dividend payments. The Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock are not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock was issued. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Ault Lending and AAI by virtue of his relationships with such entities as described in Item 2. Mr. Ault is the Manager of Ault Alpha GP LLC (“Ault GP”) and Ault Capital Management LLC (“AC Management”). Ault GP and AC Management are the general partner and investment manager to Ault Alpha LP (“Ault Alpha”), respectively. As such, Mr. Ault is deemed to beneficially own the Shares held by Ault Alpha.

Percentage: 91.13%

(b)	1. Sole power to vote or direct vote: 2,500

2. Shared power to vote or direct vote: 30,355,480

3. Sole power to dispose or direct the disposition: 2,500

4. Shared power to dispose or direct the disposition: 30,355,480

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

D.	Henry C.W. Nisser

(a)	As of the date hereof, Mr. Nisser may be deemed to beneficially own 182,871 Shares, representing Shares that may be issuable upon conversion of approximately 137.15 shares of Series C Convertible Preferred Stock. Excludes 17,129 additional Shares that may be issuable upon conversion of approximately 12.85 additional shares of Series C Convertible Preferred Stock owned by the Reporting Person due to a 4.99% beneficial ownership blocker provision. The Series C Convertible Preferred Stock is not convertible until one day after the record date for shareholder approval of the Share Exchange Agreement, as amended, pursuant to which the Series C Convertible Preferred Stock was issued.

Percentage: 4.99%

(b)	1. Sole power to vote or direct vote: 182,871

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 182,871

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

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The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On June 8, 2022, Ault Lending entered into a securities purchase agreement with the Issuer pursuant to which the Issuer sold the Ault Lending 1,200 shares of Series A Convertible Redeemable Preferred Stock, 102,881 Shares and a warrant, as amended, to purchase Shares (the “Warrant”) for a total purchase price of $12,000,000. Pursuant to the certificate of designations for the Series A Convertible Redeemable Preferred Stock, as amended, each share of Series A Convertible Redeemable Preferred Stock has a stated value of $10,833.33 and is convertible into Shares at a conversion price equal to the lesser of (1) $30.00 and (2) the higher of (A) 80% of the 10-day daily volume weighted average price and (B) $7.50. The Series A Convertible Redeemable Preferred Stock may not be converted if such conversion would result in Ault Lending beneficially owning more than 4.99% of the total number of Shares of the Issuer outstanding at the time of conversion. The Warrant was canceled by the parties, effective November 14, 2022.

On February 10, 2023, AAI entered into a Share Exchange Agreement (the “Agreement”) with the Issuer pursuant to which AAI agreed to sell to the Issuer all of the outstanding shares of capital stock of AAI’s subsidiary, BitNile.com, Inc. (“BitNile.com”), of which approximately 86% was owned by AAI, and the remaining 14% was owned by minority shareholders (the “Minority Shareholders”), as well as the securities of Earnity, Inc. (“Earnity”) beneficially owned by BitNile.com, which represented approximately 19.9% of the outstanding equity securities of Earnity as of the date of the Agreement (the “Transaction”).

On March 6, 2023, the Transaction closed and the Issuer acquired BitNile.com and its ownership in Earnity. As consideration for the acquisition, the Issuer issued 8,637.5 shares of newly designated Series B Convertible Preferred Stock of the Issuer to AAI (the “Series B Preferred”) and 1,362.5 shares of newly designated Series C Convertible Preferred Stock of the Issuer to the Minority Shareholders (the “Series C Preferred,” and together with the Series B Preferred, the “Preferred Stock”). The Series B Preferred and the Series C Preferred each have a stated value of $10,000 per share (the “Stated Value”), for a combined stated value of the Preferred Stock issued by the Issuer of $100,000,000, and subject to adjustment, are convertible into an aggregate of 13.333.333 Shares of the Issuer. The Preferred Stock is not convertible until one day after the record date for shareholder approval of the Agreement, as amended, pursuant to which the Preferred Stock was issued. Further, pending approval of the transaction by the Issuer’s shareholders, the Preferred Stock combined are subject to a 19.9% beneficial ownership limitation (together with other securities beneficially owned). The Agreement provides that the Issuer will seek shareholder approval (the “Shareholder Approval”) following the closing.

Pursuant to the Certificates of Designations of the Rights, Preferences and Limitations of the Series B Preferred and the Series C Preferred (collectively, the “Preferred Stock Certificates”), each share of Preferred Stock is convertible into a number of Shares determined by dividing the Stated Value by $7.50 (the “Conversion Price”), or approximately 1,333 Shares. The Conversion Price will be subject to certain adjustments, including potential downward adjustment if the Issuer closes a qualified financing resulting in at least $25,000,000 in gross proceeds at a price per share that is lower than the Conversion Price then in effect. The holders of Preferred Stock will be entitled to receive dividends at a rate of 5% of the Stated Value per annum from issuance until the 10-year anniversary of issuance (the “Dividend Term”). During the first two years of the Dividend Term, dividends will be payable in additional shares of Preferred Stock rather than cash, and thereafter dividends will be payable in either additional shares of Preferred Stock or cash as each holder may elect. If the Issuer fails to make a dividend payment as required by the Preferred Stock Certificates, the dividend rate will be increased to 12% for as long as such default remains ongoing and uncured. Each share of Preferred Stock will also have an $11,000 liquidation preference in the event of a liquidation, change of control event, dissolution or winding up of the Issuer, and will rank senior to all other capital stock of the Issuer with respect thereto, except that the Series B Preferred and Series C Preferred shall rank pari passu. Other than certain rights granted to AAI relating to amendments or waiver of various negative covenants, the terms, rights, preferences and limitations of the Preferred Stock Certificates are essentially identical.

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The Agreement provides the holders of Preferred Stock with most favored nations rights in the event the Issuer offers securities with more favorable terms than the Preferred Stock for as long as the Preferred Stock remains outstanding.

On March 10, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

On November 14, 2023, the Issuer entered into a Securities Purchase Agreement (the “SPA”) with AAI pursuant to which the Issuer sold to AAI 603.44 shares of newly designated Series D Convertible Preferred Stock (the “Series D Preferred Shares”) for a total purchase price of $15,085,930.69 (the “Series D Transaction”). The Series D Transaction closed on November 15, 2023 (the “Closing Date”).  The purchase price was paid by the cancellation of $15,085,930.69 of cash advances made by AAI to the Issuer between January 1, 2023 and November 9, 2023.

The terms of the Series D Preferred Shares as set forth in the Certificates of Designations of the Rights, Preferences and Limitations of the Series D Convertible Preferred Stock (the “Series D Certificate”). The Series D Preferred Shares each have a stated value of $25,000 per share (the “Series D Stated Value”). Pursuant to the Series D Certificate, each Series D Preferred Share is convertible into a number of Shares determined by dividing the Series D Stated Value by $0.51 (the “Series D Conversion Price”), or an aggregate of 29,580,392 Shares. The Series D Conversion Price is subject to adjustment in the event of an issuance of Shares at a price per share lower than the Series D Conversion Price then in effect, as well as upon customary stock splits, stock dividends, combinations or similar events.

The Series D Preferred Shares holders are entitled to receive dividends at a rate of 10% of the Series D Stated Value per annum from issuance until November 14, 2033 (the “Series D Dividend Term”). During the first two years of the Series D Dividend Term, dividends will be payable, in the Issuer’s option, in additional Series D Preferred Shares rather than cash, and thereafter dividends will be payable in either additional Series D Preferred Shares or cash as the majority holder may elect. If the Issuer fails to make a dividend payment as required by the Series D Certificate, the dividend rate will be increased to 15% for as long as such default remains ongoing and uncured. Each Series D Preferred Share also has a $25,000 liquidation preference in the event of a liquidation, change of control event, dissolution or winding up of the Issuer, and ranks senior to all other capital stock of the Issuer with respect thereto other than the existing Preferred Stock, with which the Series D Preferred Shares shall have equal ranking. Each Series D Preferred Share is entitled to vote, on an as-converted basis, with the Shares at a rate of 0.9 votes per Share into which the Series D Preferred Share is convertible.

In addition, for as long as at least 25% of the Series D Preferred Shares remain outstanding, AAI must consent with respect to certain corporate events, including reclassifications, fundamental transactions, stock redemptions or repurchases, increases in the number of directors, and declarations or payment of dividends, and further the Issuer is subject to certain negative covenants, including covenants against issuing additional shares of capital stock or derivative securities, incurring indebtedness, engaging in related party transactions, selling of properties having a value of over $50,000, altering the number of directors, and discontinuing the business of any subsidiary, subject to certain exceptions and limitations.

The SPA provides the holders of Preferred Shares with most favored nations rights in the event the Issuer offers securities with more favorable terms than the Series D Preferred Shares for as long as the Series D Preferred Shares remain outstanding. Under the SPA, while any Series D Preferred Shares are outstanding, the Issuer is prohibited from redeeming or declaring or paying dividends on outstanding securities other than the Series D Preferred Shares. Further, the SPA prohibits the Issuer from issuing or amending securities at a price per share below the Series D Conversion Price, or to engage in variable rate transactions, for a period ending on the earlier of (i) four (4) years from the Closing Date and (ii) the date that AAI holds less than 250 Series D Preferred Shares.

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Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement by and among Ault Alliance, Inc., Ault Lending, LLC, Milton C. Ault, III and Henry C.W. Nisser, dated March 10, 2023 (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed with the SEC on March 10, 2023).

99.2	Form of Securities Purchase Agreement dated June 8, 2022, by and between the Issuer and Digital Power Lending, LLC (now known as Ault Lending, LLC) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 9, 2022).

99.3	Form of Warrant dated June 8, 2022, issued by the Issuer to Digital Power Lending, LLC (now known as Ault Lending, LLC) (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 9, 2022).

99.4	Certificate of Designations of the Series A Convertible Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 9, 2022).

99.5	Certificate of Amendment to the Certificate of Designations of the Series A Convertible Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 27, 2022).

99.6	Form of Amended and Restated Warrant dated June 8, 2022, issued by the Issuer to Digital Power Lending, LLC (now known as Ault Lending, LLC) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on July 15, 2022).

99.7	Second Certificate of Amendment to the Certificate of Designations of the Series A Convertible Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on July 15, 2022).

99.8	Agreement dated November 22, 2022, by and between the Issuer and Ault Lending, LLC terminating the warrant and agreeing to amend the Certificate of Designations of the Series A Convertible Redeemable Preferred Stock (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on November 29, 2022).

99.9	Third Certificate of Amendment to the Certificate of Designations of the Series A Convertible Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on November 30, 2022).

99.10	Form of Share Exchange Agreement dated February 8, 2023, by and between the Issuer and Ault Alliance, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on February 14, 2023).

99.11	Form of Amendment to the Share Exchange Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.12	Form of Certificate of Designations of the Series B Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

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99.13	Form of Certificate of Designations of the Series C Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.14	Form of Certificate of Amendment to the Certificate of Designations of the Series B Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.15	Form of Certificate of Amendment to the Certificate of Designations of the Series C Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed with the SEC by the Issuer on March 10, 2023).

99.16	Form of Securities Purchase Agreement dated November 14, 2023, by and between the Issuer and Ault Alliance, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on November 15, 2023).

99.17	Certificate of Designations of the Series D Convertible Redeemable Preferred Stock of the Issuer (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on November 15, 2023).

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:       November 17, 2023

AULT ALLIANCE, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LENDING, LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ David J. Katzoff
		Name:	David J. Katzoff
		Title:	Manager

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